		EXHIBIT 12.1

Omeros Corporation
Computation of Deficiency in the Coverage of Fixed Charges by Earnings Before Fixed Charges

	For the
	ninemonths
	ended
	September 30,	Year Ended December 31,
	2013	2012	2011	2010	2009	2008
	(in thousands, except share data)
Earnings before fixed charges:
Loss from continuing operations before income taxes	$(37,951)	$(38,444)	$(28,546)	$(29,251)	$(21,089)	$(23,827)
Add fixed charges	4,132	2,305	2,144	2,104	2,596	834
Add amortization of capitalized interest	—	—	—	—	—	—
Add distributed income of equity investees	—	—	—	—	—	—
Subtract capitalized interest	—	—	—	—	—	—
Loss before fixed charges	$(33,819)	$(36,139)	$(26,402)	$(27,147)	$(18,493)	$(22,993)
Fixed Charges:
Interest expense	$1,365	$1,355	$1,532	$1,328	$1,948	$280
Amortization of debt expense and loss from extinguishment of debt	371	374	352	503	254	55
Estimate of interest expense within rental expense	2,396	576	260	273	394	499
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—
Total fixed charges	$4,132	$2,305	$2,144	$2,104	$2,596	$834
Deficiency of earnings available to cover fixed charges	$(37,951)	$(38,444)	$(28,546)	$(29,251)	$(21,089)	$(23,827)